Exhibit 99.1

EBITDA of R$3.7 billion

With a new drop, cash cost reaches a lower level than in 3Q22

São Paulo, October 26, 2023. Suzano S.A. (B3:SUZB5 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the third quarter of 2023 (3Q23).

HIGHLIGHTS

•	Pulp sales of 2,486 thousand tons (-11% vs. 3Q22).

•	Paper sales[1] of 331 thousand tons (stable vs. 3Q22).

•	Adjusted EBITDA[2] and Operating cash generation[3]: R$3.7 billion and R$1.9 billion, respectively.

•	Adjusted EBITDA2/ton from pulp of R$1,172/ton (-57% vs. 3Q22).

•	Adjusted EBITDA2/ton from paper of R$2,366/ton (-16% vs. 3Q22).

•	Average net pulp price in export market: US$547/ton (-33% vs. 3Q22).

•	Average net paper price[1] of R$7,085/ton (+3% vs. 3Q22).

•	Pulp cash cost ex-downtime of R$861/ton (-2% vs. 3Q22).

•	Leverage of 2.7 times in USD and 2.6 times in BRL.

•	Cerrado Project completes 78% of physical progress and 68% of financial progress.

Financial Data (R$ million)	3Q23		2Q23		ΔQ-o-Q		3Q22		ΔY-o-Y		LTM 3Q23
Net Revenue	8,948		9,160		-2%		14,199		-37%		43,754
Adjusted EBITDA[2]	3,695		3,919		-6%		8,596		-57%		21,944
Adjusted EBITDA Margin[2]	41%		43%		-2 p.p.		61%		-20 p.p.		50%
Net Financial Result	(3,494)		4,536		-		(1,527)		-		5,511
Net Income	(729)		5,078		-		5,448		-		17,051
Operating Cash Generation[3]	1,904		2,203		-14%		7,155		-73%		15,259
Net Debt/ Adjusted EBITDA[2] (x) (R$)	2.6	x	2.0	x	0.6	x	2.2	x	0.4	x	2.6	x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	2.7	x	2.2	x	0.5	x	2.1	x	0.6	x	2.7	x

Operational Data ('000 tons)	3Q23	2Q23	ΔQ-o-Q	3Q22	ΔY-o-Y	LTM 3Q23
Sales	2,817	2,807	0%	3,128	-10%	11,457
Pulp	2,486	2,513	-1%	2,797	-11%	10,213
Paper[1]	331	294	12%	331	0%	1,243

1Considers the results of the Consumer Goods Unit (tissue). | 2Excluding non-recurring items. | 3Considers Adjusted EBITDA less sustaining capex (cash basis).

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding.

CONTENTS

EXECUTIVE SUMMARY	3

PULP BUSINESS PERFORMANCE	4
PULP SALES VOLUME AND REVENUE	4
PULP CASH COST	6
PULP SEGMENT EBITDA	8
OPERATING CASH FLOW FROM THE PULP SEGMENT	10

PAPER BUSINESS PERFORMANCE	11
PAPER SALES VOLUME AND REVENUE	11
PAPER SEGMENT EBITDA	14
OPERATING CASH FLOW FROM THE PAPER SEGMENT	15

FINANCIAL PERFORMANCE	16
NET REVENUE	16
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES	17
COST OF GOODS SOLD (COGS)	17
SELLING EXPENSES	18
GENERAL AND ADMINISTRATIVE EXPENSES	19
ADJUSTED EBITDA	19
FINANCIAL RESULT	20
DERIVATIVE OPERATIONS	22
NET INCOME (LOSS)	27
DEBT	27
CAPEX	31
CERRADO PROJECT	32
OPERATING CASH GENERATION	32
FREE CASH FLOW	33
EVOLUTION OF NET DEBT	34
ESG	34
TOTAL OPERATIONAL EXPENDITURE - PULP	34

CAPITAL MARKETS	34

FIXED INCOME	36

RATINGS	37

UPCOMING EVENTS	37

APPENDICES	38
APPENDIX 1 – Operating Data	38
APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization	40
APPENDIX 3 – Consolidated Balance Sheet	41
APPENDIX 4 – Consolidated Statement of Cash Flow	43
APPENDIX 5 – EBITDA	44
APPENDIX 6 – Segmented Income Statement	45
Forward-Looking Statements	46

EXECUTIVE SUMMARY

Despite the drop in average net pulp price, the third quarter of 2023 was marked by improved market sentiment, mainly due to the significant growth in demand in China. The evolution of fundamentals sustained a sequence of price increases which, however, are not yet fully reflected in the 3Q23 results. In this context, lower prices combined with practically stable volumes led to the reduction in adjusted EBITDA in this segment. Cash cost of production excluding scheduled maintenance downtime decreased once again, mainly due to lower consumption and lower input prices. The paper business unit posted resilient results in the domestic market; however, the decline in export market prices was the main reason for the decline in EBITDA per ton during the period. Consolidated adjusted EBITDA in the quarter came to R$3.7 billion, while operating cash flow reached R$1.9 billion.

As for financial management, net debt in USD increased slightly to US$11.5 billion, mainly due to the largest investment cycle in the company’s history aimed at generating significant and sustainable value in the long term. Leverage in USD stood at 2.7 times, mainly due to the decrease in Adjusted EBITDA in the last 12 months. The foreign exchange hedging policy continued to play its part, bringing in a positive cash inflow of R$0.7 billion.

Continuing the advances made in its strategy, within the context of the “Being an important player in pulp through solid projects” and “Be best in class in the total pulp cost vision” avenues, the physical progress of Cerrado Project remains as expected, reaching 78%, while financial progress was 68%. The company expects the project to go operational by June 2024, as announced earlier.

As part of its ambition to the “Be best in class in the total pulp cost vision”, the Company announced the construction of a new biomass boiler at its pulp mill in Aracruz to replace the current boiler, at an estimated investment of R$520 million. The new biomass boiler should go operational in foruth quarter of 2025.

Also, in line with the strategic avenue “Maintain relevance in pulp through good projects”, Suzano announced investments of R$490 million to produce fluff pulp from eucalyptus wood (Eucafluff®), with nominal production capacity of 340 tons a year. The investment represents the conversion of a pulp drying machine at the Limeira unit, which will give the company full flexibility in producing pulp for paper or fluff after the investment is concluded in 4Q25.

Finally, in line with its strategic avenue of “Advance in the links of the chain”, complementing the Notice to the Market disclosed on 06/30/2022, the Company announced the construction of a mill in the municipality of Aracruz, Espírito Santo, for the production of tissue paper and for conversion into toilet paper and paper towel. The mill, with annual production capacity of 60 thousand tons, received total investments estimated at R$650 million and is slated to go operational in 1Q26. Suzano plans to use the balance of ICMS credits it has in the state in the investments, which should reduce the estimated net disbursement to R$130 million.

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

In 3Q23, the sentiment in the hardwood pulp market improved gradually, especially in China, due to the growth in demand for paper, the purchase of pulp by integrated producers and restocking by buyers.

During the period, China also witnessed a brisk pace of production of sanitary paper, driven by solid domestic demand, such as increased “away from home” consumption, growth of online sales channels, higher exports and supply of pulp required for the start-up of new paper machines. The paperboard segment also registered a brisk pace of production in the quarter, despite the increase in capacities throughout the year. Production of printing & writing paper, especially uncoated paper, grew on the back of stronger demand resulting from the rebound in economic activity. Added to this, prices increased in almost all lines of paper products during the quarter, further underlining the positive signals from the Chinese market.

In August, Europe witnessed an uptick in orders for printing & writing and special papers, and the signs of destocking coming to an end across the chain, which gradually helped reverse the scenario across the region. Nevertheless, due to high inventory levels at the start of the quarter and the challenging macroeconomic situation in the region, local prices declined sharply early in the quarter but changed course since September. Production of sanitary paper remained at healthy levels in both Europe and the U.S. markets during the quarter.

Since market prices remained below costs for high-cost hardwood pulp producers, unscheduled downtimes continued. Average PIX/FOEX prices of hardwood pulp in the quarter increased 3% in China but decreased 24% in Europe compared to 2Q23. The price difference between softwood and hardwood fibers was USD133/t in China and USD339/t in Europe (a record), which fueled the migration of consumption between the fibers.

Suzano's pulp sales remained practically stable in relation to the previous quarter due to restricted production volumes, as disclosed in the Material Fact notice of June 2, 2023, and to low inventory levels, which totaled 2,486 thousand tons, down 1% from 2Q23 and 11% from 3Q22.

Average net price in USD of pulp sold by Suzano was US$544/t, decreasing 5% from 2Q23 and 33% from 3Q22. In the export market, average net price charged by the Company was US$547/t, down 3% and 33%, respectively, in the same comparison basis. Average net price in BRL was R$2,657/ton in 3Q23, down 6% from 2Q23, due to price scenario in China and Europe, and the decline in average USD against average BRL (-1%). Compared to 3Q22, the 38% decrease was mainly due to lower net average price in USD during the period.

Net revenue from pulp decreased 7% from 2Q23, due to the lower net average price in USD (-5%), the decline in average USD against average BRL (-1%) and lower sales volume in the period (-1%). Compared to 3Q22, revenue decreased 45% due to lower net average price in USD (-33%), lower sales volume (-11%) and the decline in average USD against average BRL (-7%).

PULP CASH COST

Cash cost excluding downtime in 3Q23 stood at R$861/t, decreasing 6% from 2Q23, due to: i) the lower consumption of inputs (especially natural gas and chlorine dioxide) as a result of greater operational efficiency of mills and the start of benefits reaped from the higher energy efficiency project at the Jacareí mill; ii) lower chemical prices (especially of caustic soda caused by lower international prices - HIS); iii) lower fixed costs, mainly due to lesser maintenance expenses resulting from fewer scheduled downtimes during the period; and iv) the weakening of average USD versus average BRL (-1%).

Wood costs remained practically stable. The bigger average supply radius, supply mix effect and price increases by suppliers were almost fully offset by lower specific consumption and better operational performance in the harvesting and transportation activities.

1Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 3Q23 was 2% lower than in 3Q22, due to: i) lower prices of inputs, especially energy (lower natural gas prices due to the decline in Brent prices) and lower chemical prices (especially of caustic soda due to lower international prices (IHS)); ii) the lower consumption of inputs (especially natural gas and chlorine dioxide) as a result of greater operational efficiency of mills and the start of benefits reaped from the higher energy efficiency project at the Jacareí mill; and iii) the decline in average USD versus BRL (-7%).

The positive effects on cash cost were partially offset by: i) higher fixed costs resulting from lower dilution on account of higher labor costs, higher expenditure on maintenance (related to more frequent scheduled downtimes at Três Lagoas and Mucuri) and lower production volume; ii) higher wood costs resulting from adjustments in labor and third-party agreements, which affected both harvest and logistics, higher average supply radius and the supply mix effect, all of which were partially offset by lower costs with diesel during the period; and iii) lower revenue from utilities due to lower export volume, in turn, caused by lower production volume.

1Excludes the impact of maintenance and administrative downtimes.

1Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp Segment	3Q23	2Q23	ΔQ-o-Q	3Q22	ΔY-o-Y	LTM 3Q23
Adjusted EBITDA (R$ million)[1]	2,912	3,190	-9%	7,665	-62%	18,712
Sales volume (k ton)	2,486	2,513	-1%	2,797	-11%	10,213
Pulp adjusted[1] EBITDA (R$/ton)	1,172	1,269	-8%	2,741	-57%	1,832

1Excludes non-recurring items.

Adjusted EBITDA from pulp decreased 9% from 2Q23 due to: i) the lower net pulp price in USD (-5%); ii) the decline in average USD against average BRL (-1%); and iii) lower sales volume in the period (-1%). These factors were partially offset by lower COGS cash basis (-6%), mainly due to lower cash cost of production excluding downtimes, as explained earlier. The 8% decline in adjusted EBITDA per ton is explained by the same factors, except the volume effect.

Compared to 3Q22, the 62% decrease in Adjusted EBITDA from pulp reflects: i) the lower net pulp price in USD (-33%); ii) lower sales volume (-11%); and iii) the decline in average USD against average BRL (-7%). These factors were marginally offset by lower cash cost of production. Adjusted EBITDA per ton fell 57% due to the same factors, ex-volumes.

1Excludes non-recurring items.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Pulp Segment (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Adjusted EBITDA[1]	2,912	3,190	-9%	7,665	-62%	18,712
Maintenance Capex[2]	(1,612)	(1,547)	4%	(1,314)	23%	(6,051)
Operating Cash Flow	1,301	1,642	-21%	6,351	-80%	12,661

1Excludes non-recurring items.

2Cash basis.

Operating cash flow per ton in the pulp segment was 20% lower than in 2Q23 and 77% lower than in 3Q22, due to lower EBITDA per ton and higher sustaining capex per ton.

PAPER BUSINESS PERFORMANCE

The following data and analyses incorporate the joint results of the consumer goods and paper businesses (tissue).

PAPER SALES VOLUME AND REVENUE

According to data published by Brazil's Forestry Industry Association (IBÁ), demand for printing & writing paper in Brazil, including imports, decreased 14% in the first two months of 3Q23 compared to the same period last year. Considering the first eight months of the year, domestic demand for printing & writing paper decreased 11% from the same period in 2022.

The impact of the drop in domestic demand remains concentrated in coated paper destined for the promotional segment, which is still affected by the decline in inventories and continued changes in consumption patterns driven by digitalization. As for uncoated paper lines, which account for the bulk of Suzano's sales volume, demand has been more resilient, only decreasing slightly year on year as a result of seasonal and inventory adjustments.

Across the international markets, demand for printing & writing paper was affected by inventory adjustments across the chain and by macroeconomic uncertainties, which restrict economic activity. In this context, the coated paper segment is the worst affected, especially in the U.S. and Western European markets, where digitalization is in a more advanced stage. In Latin America (excluding Brazil), demand continues to perform better than in mature markets, especially in the uncoated paper, as well as school and office stationery (cut size paper) segments.

Demand for paperboard in Brazil, Suzano’s flagship market for this product line, declined 4% in the first two months of 3Q23 compared to the same period last year, reflecting inventory adjustments across the chain, while demand for packaging remained stable during the period.

Consolidating the market segments mentioned above (paper market accessible to Suzano), domestic sales fell 11% in the first two months of 3Q23 compared to 3Q22. Despite a more challenging scenario, Suzano has been ramping up initiatives aimed at delivering solid results: through a unique go-to-market model and by advancing on its strategy of acquiring new customers. At the end of 3Q23, the Company achieved a record 45,000 active clients in the last 12 months. Furthermore, we continue to push ahead with our digital transformation initiatives and invest in our portfolio of innovative products intended for the packaging and substitute for single-use plastic segments

With the acquisition of Kimberly Clark's tissue business in Brazil, the consumer goods segment will account for a bigger share of the paper business results starting from 3Q23.

Suzano’s paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 235 thousand tons in 3Q23, up 12% from the previous quarter, due to new volumes as a result of the acquisition of Kimberly Clark’s tissue business in Brazil and to the increase in paperboard sales, partially offset by the drop in priting & writing paper sales volume. Compared to 3Q22, the 3% decrease follows the market decline associated with a restocking strategy, despite higher sales in the consumer goods business.

Export paper sales totaled 96 thousand tons, up 14% and 9%, respectively, from 2Q23 and 3Q22, accounting for 29% of total sales volume in 3Q23. The greater volume of exports in comparison with both periods is due to the commercial strategy of allocating volumes between external and internal markets.

1Includes the Consumer Goods Unit.

Average net price increased 1% from the previous quarter, due to the allocation strategy among markets and segments, despite less favorable market conditions, in addition to the effect of the acquisition of Kimberly Clark’s tissue business in Brazil. Compared to 3Q22, the 3% increase was due to paperboard and tissue price increases in the period, which was influenced by the effect of the acquisition of tissue business mentioned earlier.

Net revenue from paper sales amounted to R$2,343 million, up 14% from 2Q23, mainly reflecting the higher volume (+12%) and higher net average price in the domestic market (+7%), partially offset by the 13% decrease in net sales price in the export market. Compared to 3Q22, the increase of 3% was due to price increases in the domestic market (+17%), partially offset by lower revenue in the export market (-27%).

1Includes the Consumer Goods Unit.

PAPER SEGMENT EBITDA

Paper Segment	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Adjusted EBITDA (R$ million) [1]	783	729	7%	931	-16%	3,231
Sales volume (k ton)	331	294	12%	331	0%	1,243
Paper adjusted[1] EBITDA (R$/ton)	2,366	2,481	-5%	2,812	-16%	2,599

1Excludes non-recurring items.

Adjusted EBITDA from paper increased 7% from 2Q23, mainly due to net revenue growth driven by higher sales volume (+12%) and higher net average price (+1%), though partially offset mainly by higher SG&A (variable compensation and due to incorporation of expenses with the acquisition of Kimberly Clark’s tissue business in Brazil). Adjusted EBITDA per ton decreased 5%, mainly due to higher SG&A expenses, partially offset by the price effect.

Compared to 3Q22, despite increased volumes and better prices (+3%), the 16% decrease was caused by higher SG&A expenses, depreciation of the average USD against the BRL (7%) and higher cash COGS. The decrease in adjusted EBITDA per ton is explained by the same factors.

OPERATING CASH FLOW FROM THE PAPER SEGMENT

Paper Segment (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Adjusted EBITDA[1]	783	729	7%	931	-16%	3,231
Maintenance Capex[2]	(187)	(169)	11%	(128)	47%	(641)
Operating Cash Flow	595	560	6%	803	-26%	2,590

1Excludes non-recurring items.

2Cash basis.

Operating cash flow per ton from the paper segment was R$1,800/t in 3Q23, down 6% from 2Q23, due to lower EBITDA per ton. Compared to the same period in 2022, the decrease of 26% was due to lower EBITDA per ton and higher sustaining capex per ton.

FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 3Q23 was R$8,948 million, 75% of which came from exports (vs. 77% in 2Q23 and 84% in 3Q22). In relation to 2Q23, net revenue decreased 2%, due to lower net average pulp price in USD (-5%) and the decline in average USD against average BRL (-1%). These effects were partially offset by higher paper sales volume in the period (+12%). The 37% decrease in consolidated net revenue compared to 3Q22 is mainly explained by: i) lower average net pulp price in USD (-33%); ii) lower sales volume in the period (-10%); and iii) the decline in average USD against average BRL (-7%). These effects were partially offset by better paper prices in the domestic market (+17%).

1Does not include Portocel service revenue.

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2022				2023				2024
	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Aracruz - Mill A (ES) – 590 kt	No downtime
Aracruz - Mill B (ES) – 830 kt					No downtime
Aracruz - Mill C (ES) – 920 kt					No downtime
Imperatriz (MA)[1] – 1,650 kt
Jacareí (SP) – 1,100 kt
Limeira (SP)[2] – 690 kt
Mucuri - Mill 1 (BA)[2] – 600 kt									No downtime
Mucuri - Mill 2 (BA) – 1,130 kt	No downtime
Suzano (SP)[1] – 520 kt	No downtime
Três Lagoas - Mill 1 (MS) – 1,300 kt									No downtime
Três Lagoas - Mill 2 (MS) – 1,950 kt									No downtime
Veracel (BA)[2] – 560 kt	No downtime

1Includes integrated capacities and fluff.

2Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

COST OF GOODS SOLD (COGS)

COGS (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
COGS (Income statement)	6,104	6,228	-2%	6,473	-6%	25,094
(-) Depreciation, depletion and amortization	1,670	1,624	3%	1,640	2%	6,493
Cash COGS	4,434	4,604	-4%	4,833	-8%	18,601
Sales volume	2,817	2,807	0%	3,128	-10%	11,457
Cash COGS/ton (R$/ton)	1,574	1,640	-4%	1,545	2%	1,624

Cash COGS in 3Q23 totaled R$4,434 million, or R$1,574/ton. Compared to 2Q23, cash COGS decreased 4% mainly due to the lower cost of production excluding downtimes, lower logistics costs (lower pulp sales, lower fuel costs and mix effect) and lower impact of scheduled maintenance downtimes. On a per-ton basis, the 4% reduction is explained by the same factors mentioned earlier.

Compared to 3Q22, cash COGS decreased 8%, chiefly due to lower sales volume and the decline in average USD against the BRL (7%), partially offset by a greater impact of scheduled maintenance downtimes and inventory turnover effect. In relation to the same period last year, cash COGS per ton increased 2% due to the same factors, except for the volume factor.

SELLING EXPENSES

Selling Expenses (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Selling expenses (Income Statement)	654	627	4%	625	5%	2,545
(-) Depreciation, depletion and amortization[1]	238	238	0%	238	0%	952
Cash selling expenses	416	389	7%	387	7%	1,593
Sales volume	2,817	2,807	0%	3,128	-10%	11,457
Cash selling expenses/ton (R$/ton)	148	139	6%	124	19%	139

Cash selling expenses increased 7% from 2Q23, mainly due to higher spending with the acquisition of Kimberly Clark’s tissue business in Brazil, which increased personnel, third-party services and other expenses. Cash selling expenses per ton increased 6% due to higher costs, as mentioned earlier.

In relation to 3Q22, the 7% increase in cash selling expenses is also explained by the acquisition of Kimberly Clark’s tissue business in Brazil, higher allowance for loan losses and higher spending on labor and third-party services (IT, insurance, consulting and others). These effects were partially offset by the drop in average USD versus BRL (7%) and higher sales volume. Cash selling expenses per ton increased 19%, due to the factors mentioned above.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
General and Administrative Expenses	491	427	15%	393	25%	1,924
(-) Depreciation, depletion and amortization[1]	30	28	7%	25	22%	111
Cash general and administrative expenses	461	399	15%	368	25%	1,814
Sales volume	2,817	2,807	0%	3,128	-10%	11,457
Cash general and administrative expenses/t (R$/ton)	164	142	15%	118	39%	158

Compared to 2Q23, the 15% increase in cash general and administrative expenses is mainly due to higher personnel expenses (variable compensation) and incorporation of expenses with the acquisition of Kimberly Clark’s tissue business in Brazil. On a per-ton basis, these expenses increased 15% due to the same factors.

Compared to 3Q22, cash general and administrative expenses increased 25%, mainly due to higher personnel expenses (variable compensation and labor) and incorporation of expenses with the acquisition of Kimberly Clark’s tissue business in Brazil. On a per-ton basis, the 39% increase is explained by the same factors.

Other operating income (expenses) was an expense of R$10 million in 3Q23, compared to an income of R$1,205 million in 2Q23 and an expense of R$19 million in 3Q22. The variation in relation to 2Q23 is mainly due to the absence of the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 3Q22, the variation is mainly explained by several less significant events.

ADJUSTED EBITDA

Consolidated	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Adjusted EBITDA (R$ million)[1]	3,695	3,919	-6%	8,596	-57%	21,944
Adjusted EBITDA[1] Margin	41%	43%	-2 p.p.	61%	-20 p.p.	50%
Sales Volume (k ton)	2,817	2,807	0%	3,128	-10%	11,457
Adjusted EBITDA1/ton (R$/ton)	1,312	1,396	-6%	2,748	-52%	1,915

1Excludes non-recurring items.

Adjusted EBITDA in 3Q23 decreased 6% in relation to 2Q23, due to: i) the lower average net pulp price in USD (-5%); ii) higher SG&A expenses (+9%), mainly explained by higher administrative expenses resulting from the increase in personnel expenses (variable compensation) and the incorporation of expenses with the acquisition of Kimberly Clark’s tissue business in Brazil; and iii) the decline in average USD against average BRL (-1%). These effects were marginally offset by lower cash COGS (-2%), as explained above and and slight increase in volumes. Adjusted EBITDA per ton decreased 6% due to the same factors explained above, excluding volumes.

In relation to 3Q22, Adjusted EBITDA decreased 57% due to: i) the lower average net pulp price in USD (-33%); ii) lower sales volume (-10%); iii) the decline in average USD against average BRL (-7%); and iv) higher SG&A expenses (+12%), mainly explained by higher administrative expenses resulting from the increase in personnel expenses (variable compensation) and incorporation of expenses with the acquisition of Kimberly Clark’s tissue business in Brazil, as explained earlier. Adjusted EBITDA per ton decreased 52% due to the same factors, excluding volume.

FINANCIAL RESULT

Financial Result (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Financial Expenses	(1,176)	(1,149)	2%	(1,216)	-3%	(4,674)
Interest on loans and financing (local currency)	(371)	(359)	3%	(359)	3%	(1,426)
Interest on loans and financing (foreign currency)	(857)	(797)	8%	(692)	24%	(3,217)
Capitalized interest[1]	305	278	10%	97	-	970
Other financial expenses	(253)	(270)	-7%	(263)	-4%	(1,001)
Financial Income	426	404	5%	270	58%	1,561
Interest on financial investments	419	407	3%	229	84%	1,389
Other financial income	6	(3)	-	41	-85%	171
Monetary and Exchange Variations	(1,880)	2,377	-	(1,470)	28%	3,339
Foreign exchange variations (Debt)	(2,381)	3,032	-	(2,026)	18%	4,324
Other foreign exchange variations	501	(656)	-	555	-10%	(984)
Derivative income (loss), net[2]	(864)	2,904	-	890	-	5,286
Operating Cash flow hedge	(440)	1,466	-	139	-	2,796
Cash flow - Cerrado project hedge	(249)	298	-	44	-	662
Debt hedge	(225)	974	-	609	-	1,633
Others[3]	49	166	-70%	97	-49%	195
Net Financial Result	(3,494)	4,536	-	(1,527)	129%	5,511

1Capitalized interest related to work in progress.

2Variation in mark-to-market adjustment (3Q23: R$1,676 million | 2Q23: R$3,261 million), plus adjustments paid and received (3Q23: = R$720 million).

3Includes commodity hedge and embedded derivatives.

Financial expenses were 2% higher than in 2Q23, mainly due to the increase in interest expenses in foreign currency, mainly due to the decline in closing BRL against USD. In addition, there was an increase in interest in local currency due to the issuance of debentures as per Notice to the Market released on 06/29 and 09/18. These effects were partially offset by the increase in capitalized interest (linked to the progress of the Cerrado Project) and decline on other financial expenses (lower tax charges (IOF) arising from financial transactions). Compared to 3Q22, financial expenses decreased 3%, mainly due to the increase in capitalized interest, partially offset mainly by the increase in interest expenses in foreign currency resulting from the increase in the SOFR interest rate (3Q23: 5.24% p.a. | 3Q22: 2.15% p.a. - average reference).

Financial income grew 5% in relation to 2Q23, partially due to the increase in interest on financial investments, mainly explained by the increase in the U.S. interest rate (3Q23: 5.24% p.a. | 2Q23: 4.97% p.a. – average reference). Compared to 3Q22, the 58% increase was mainly caused by higher U.S. interest rate (3Q23: 5.24% p.a. | 3Q22: 2.15% p.a. – average reference).

Inflation adjustment and exchange variation had a negative impact of R$1,880 million on the Company’s financial result due to the 4% drop in BRL against USD at the close of 3Q23, which affected foreign currency debt by US$2,381 million (US$12,531 million at the end of 3Q23). This effect was partially offset by the positive result of exchange variation on other balance sheet items in foreign currency (R$501 million), notably the impact on the Company’s cash position (56% in USD at the end of 3Q23). Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

Derivative operations resulted in a loss of R$864 million in 3Q23, due to the negative impact of weaker BRL and the increase in IPCA coupon, despite the positive impact of the fixed, coupon and SOFR rate curves on debt hedge and cash flow transactions. The mark-to-market adjustment of derivative instruments on September 30, 2023, generated an income of R$1,676 million, compared to an income of R$3,261 million on June 30, 2023, down R$1,585 million. Note that the impact of BRL depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the third quarter, was a positive R$720 million (R$58 million expense from debt hedge, R$756 million gain from cash flow hedge and R$22 million gain from commodities).

As a result of the above factors, net financial result in 3Q23, considering all financial expense and income lines, was an expense of R$3,494 million, compared to an income of R$4,536 million in 2Q23 and an expense of R$1,527 million in 3Q22.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on September 30, 2023:

	Notional (US$ million)		Fair Value (R$ million)
Hedge[1]	Sep/23	Jun/23	Sep/23	Jun/23
Debt	5,155	5,201	(617)	(451)
Cash Flow – Operating (ZCC + NDF)	4,058	4,256	1,590	2,583
Cash Flow – Cerrado² (ZCC + NDF)	861	1,207	467	919
Others[3]	219	259	236	210
Total	10,294	10,923	1,676	3,261

1See note 4 of the 3Q23 Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.

2Hedge program related to capex in BRL (ZCC) and EUR (NDF) of the Cerrado Project.

3Includes commodity hedging and embedded derivatives.

The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments, such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 3Q23, 59% of the exchange variation exposure was covered.

Considering the foreign exchange exposure related to Capex in the Cerrado Project, since approximately 67% of Capex is pegged to local currency, the Board of Directors approved on October 28, 2021, a program for contracting additional specific hedge operations to protect from it such exposure. The program approved (established in the Derivatives Management Policy available on the Investor Relations website) initially involved a maximum amount (notional) of up to US$1 billion and a term of operations of up to 36 months. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1.5 billion while maintaining the previously established term. To ensure transparency with regard to the Cerrado Project's hedge program, since 4Q21 the Company has been prominently disclosing the operations contracted.

Since about 33% of the Capex of the Cerrado Project is denominated in EUR, in 3Q22, the Company contracted hedge operations through NDFs to protect the exposure in EUR of the Capex of the Cerrado Project, converting it into USD. This type of hedge is established in the Derivatives Management Policy available on the Investor Relations website.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL appreciation versus USD within the range contracted. In cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

On September 30, 2023, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows (including those related to the Cerrado Project) was US$4,517 million, with an average forward rate ranging from R$5.55 to R$6.41 and maturities distributed between October 2023 and August 2025. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$44 million, whose maturities are distributed between October 2023 and April 2025 and with an average rate of R$5.61. Regarding hedge for foreign exchange exposure in EUR, the outstanding notional value of forward EUR purchases at the end of 3Q23 was €349 million (USD359 million), with an average contracted rate of 1.03 EUR/USD and maturities through July 2024. In 3Q23, operational, cash flow and Cerrado Project hedge operations resulted in a loss of R$689 million. The mark-to-market (“MtM” or “fair value”) value of these operations totaled R$2,057 million, with R$1,590 million related to cash flow operating hedge and R$467 million related to operating hedge of the Cerrado Project.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 3Q23 (BRL/USD = 5.01) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 3Q23 (R$ 5.01)	Sensitivity at R$ 0.10 / US$ variation (+/-)

Zero Cost Collars
3Q23	-	-	434	-	-
4Q23	5.56 - 6.35	981	-	538	98
1Q24	5.44 - 6.20	382	-	166	38
2Q24	5.56 - 6.40	560	-	308	56
3Q24	5.66 - 6.53	555	-	362	56
4Q24	5.71 - 6.63	505	-	353	51
1Q25	5.53 - 6.40	260	-	135	26
2Q25	5.34 - 6.15	247	-	81	25
3Q25	5.12 - 5.94	525	-	59	53
Total	5.51 - 6.34	4,015	434	2,001	401
NDF
3Q23	-	-	119	-	-
4Q23	5.64	34	-	21	3
4Q24	5.47	5	-	2	1
2Q25	5.54	5	-	3	1
Total	5.61	44	119	26	4
Zero Cost Collars – Projeto Cerrado
3Q23	-	-	186	-	-
4Q23	5.85 - 7.00	341	-	286	34
1Q24	5.87 - 6.98	95	-	82	9
2Q24	6.10 - 7.44	58	-	64	6
3Q24	6.35 - 8.34	9	-	12	1
Total	5.89 - 7.07	502	186	443	50

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)[1]	Actual	Exchange Rate 3Q23 (€ 1.06)	Sensitivity at € 0.10 / US$ variation (+/-)
NDF – Projeto Cerrado (EUR/USD)
3Q23	-	-	17	-	-
4Q23	1.02	97	-	18	48
1Q24	1.03	98	-	14	48
2Q24	1.03	96	-	13	47
3Q24	1.04	69	-	7	33
Total	1.03	359	17	52	175

1Translated at the average contracted rate of 1.03 Euro/USD.

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On September 30, 2023, the Company had an outstanding amount (notional value) of US$5,155 million in swap contracts as shown in the table below. In 3Q23, the result of debt hedge transactions was a loss of R$225 million, mainly due to negative impact of weaker BRL, despite the positive impact of the variation in fixed-rate, coupon and SOFR curves. The mark-to-market adjustment (fair value) of these operations was a loss of R$617 million.

			Notional (US$ million)		Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Sep/23	Jun/23	Sep/23	Jun/23
Swap (PRÉ x USD)	2024	USD	200	350	(244)	(361)
Swap (CDI x USD)	2026	USD	1,015	1,265	(1,257)	(1,262)
Swap (IPCA x USD)	2023	USD	-	-	-	-
Swap (SOFR x USD)	2027	USD	2,929	3,144	921	927
Swap SOFR	2029	USD	151	-	11	-
Swap (IPCA x CDI)	2038	BRL	860¹	442¹	(48)	245
Total			5,155	5,201	(617)	(451)

1Translated at the closing exchange rate (5.01).

The following table presents a sensitivity analysis1 of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 3Q23 (BRL/USD = 5.01) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (3Q23). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.01 (3Q23)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
3Q23	-	(58)	-	-
4Q23	405	-	206	-
2024	1,382	-	236	2
2025	1,474	-	(475)	58
2026	940	-	(669)	58
2027	108	-	(46)	-
>=2028	845	-	10	-
Total	5,155	(58)	(739)	118

1Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)
Other hedges	Maturity (up to)	Index	Sep/23	Jun/23	Sep/23	Jun/23	Sep/23	Jun/23
Embedded derivative	2038	Fixed USD | USD US-CPI	129	131	143	188	-	-
Commodities	2024	Brent/VLSFO/ Others	90	128	93	22	22	9
Total			219	259	236	210	22	9

A portion of the forestry partnership agreements and standing timber supply agreements is denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. See note 4 of the 3Q23 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On September 30, 2023, the outstanding (notional) value of the operation was US$129 million. The result of this swap in 3Q23 was a loss of R$45 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$143 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On September 30, 2023, the outstanding (notional) value of the operation was US$90 million. The result from this swap in 3Q23 was a gain of R$94 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$93 million at the end of the quarter.

NET INCOME (LOSS)

In 3Q23, the Company posted net loss of R$729 million, compared to net income of R$5,078 million in 2Q23 and net income of R$5,448 million in 3Q22. The variation in relation to 2Q23 was mainly due to the negative financial result, which was explained by the impact of weaker BRL on debt and derivative operations (compared to the positive result registered in the previous quarter). Moreover, the lack of revaluation of biological assets led to a reduction in other operating income/expenses line.

The variation in relation to 3Q22 is mainly explained by the decrease in operating result (decline in net revenue) and the negative financial result, reflecting the effect of weaker BRL on debt and derivative operations. These effects were partially offset by deferred IR/CSLL credits, mainly on negative results from exchange variation and derivative operations.

DEBT

Debt (R$ million)	3Q23		2Q23		Δ Q-o-Q		3Q22		Δ Y-o-Y
Local Currency	15,770		14,367		10%		12,611		25%
Short Term	1,921		2,920		-34%		1,615		19%
Long Term	13,849		11,446		21%		10,996		26%
Foreign Currency	62,781		60,166		4%		63,449		-1%
Short Term	2,698		2,612		3%		1,236		118%
Long Term	60,083		57,554		4%		62,213		-3%
Gross Debt	78,551		74,532		5%		76,060		3%
(-) Cash	20,927		20,215		4%		18,272		15%
Net debt	57,624		54,317		6%		57,788		0%
Net debt/Adjusted EBITDA¹ (x) - R$	2.6	x	2.0	x	0.6	x	2.2	x	0.4	x
Net debt/Adjusted EBITDA¹ (x) – US$	2.7	x	2.2	x	0.5	x	2.1	x	0.6	x

1Excluding non-recurring items.

On September 30, 2023, gross debt totaled R$78.6 billion and was composed of 94% long-term maturities and 6% short-term maturities. Foreign currency debt corresponded to 80% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 86%. Compared to 2Q23, gross debt increased 5%, mainly due to the effect of exchange variation of R$2,381 million combined with net funding operations carried out during the period. Suzano ended 3Q23 with 40% of total debt linked to ESG instruments.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

*Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).

On September 30, 2023, the total average cost of debt in USD was 5.1% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 4.9% p.a. on June 30, 2023. The average term of consolidated debt at the end of the quarter was 77 months, compared to 75 months at the end of 2Q23.

1Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 54%, SOFR– 26%, CDI – 11%, Other (Fixed R$, IPCA, TJLP, others) – 9%.

2Considers the portion of debt with currency swaps. The original debt was 80% denominated in USD and 20% in BRL.

Cash and cash equivalents and financial investments on September 30, 2023 amounted to R$20.9 billion, 56% of which was in foreign currency, allocated in remunerated accounts or in short-term fixed-income investments abroad. The remaining 44% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.

On September 30, 2023, the company also had a stand-by credit facility totaling R$6.4 billion (US$1.3 billion) available through February 2027. This facility strengthens the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$20.9 billion plus the credit facilities described above amounted to a readily available cash position of R$27.3 billion on September 30, 2023. Moreover, the Company has a financing agreement with Finnvera (US$800 million) related to the Cerrado Project, as per the Notice to the Market of November 1, 2022, which has not yet been withdrawn, further strengthening its liquidity position.

On September 30, 2023, net debt stood at R$57.6 billion (US$11.5 billion), compared to R$54.3 billion (US$11.3 billion) on June 30, 2023. The main factors that explain the increase in net debt were, in this order: capex (R$4.5 billion), exchange rate variations (R$1.9 billion) and appropriate interest (R$0.8 billion). These effects were partially offset by adjusted EBITDA, positive adjustment of derivatives and release of working capital.

Financial leverage, measured as the ratio of net debt to adjusted EBITDA in BRL, was 2.6 times on September 30, 2023, compared to 2.0 times in 2Q23. The same ratio in USD (the measure established in Suzano’s financial policy) rose to 2.7 times on September 30, 2023 (from 2.2 times in 2Q23).

The breakdown of total gross debt between trade and non-trade finance on September 30, 2023 is shown below:

	3M23	2024	2025	2026	2027	2028 onwards	Total
Trade Finance[1]	13%	85%	55%	48%	50%	2%	24%
Non-Trade Finance[2]	87%	15%	45%	52%	50%	98%	76%

1 EEC, ECN, EPP

2Bonds, BNDES, CRA, Debentures, among others.

CAPEX

In 3Q23, capital expenditure (cash basis) totaled R$4,404 million. The 29% decrease in relation to 2Q23 was due to: i) lower investments in Land and Forests due to the payment of the second installment for the acquisition of Parkia in the previous period; and ii) less spending on the Cerrado Project due to advances made to suppliers in 2Q23.

Compared to 3Q22, the 9% increase is mainly due to higher spending on maintenance, especially in the recovery of roads for forestry logistics and higher expenses with services, in addition to the progress in execution of the Cerrado Project.

The Company also announced three new investments:

•	The construction of a sanitary paper (tissue) factory and conversion into toilet paper and paper towels in the municipality of Aracruz, in the state of Espírito Santo, with a capacity of 60,000 tons per year, with total investments estimated at R$ 650 million and the beginning of operations scheduled for the first quarter of 2026. Suzano plans to use the balance of ICMS credits it has in the state in the investments, which should result in an estimated net disbursement of R$129 million in the project;

•	The construction of a new biomass boiler at the pulp mill in Aracruz to replace the current boiler, at an estimated investment of R$520 million. The new biomass boiler should go operational in 4Q25.

•	Investments totaling R$490 million to produce fluff pulp from eucalyptus wood (Eucafluff), with nominal production capacity of 340 thousand tons a year. The investment represents the conversion of a pulp drying machine at the Limeira unit, which will give the company full flexibility in producing pulp for paper or fluff after the investment is concluded in 4Q25.

The above investments do not affect the Capex guidance announced by the Company for 2023.

Investments[1] (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23	Guidance 2023
Maintenance	1,799	1,716	5%	1,441	25%	6,693	6,360
Industrial maintenance	401	286	40%	219	83%	1,287	1,301
Forestry maintenance	1,339	1,403	-5%	1,183	13%	5,219	4,809
Others	59	27	117%	39	54%	186	250
Expansion and modernization	190	231	-17%	127	50%	686	732
Land and forestry	253	1,828	-86%	583	-57%	2,651	2,420
Port terminals	1	2	-29%	12	-91%	10	12
Others	20	6	-	15	36%	137	34
Cerrado Project	2,140	2,446	-12%	1,866	15%	9,320	8,937
Total	4,404	6,228	-29%	4,043	9%	19,496	18,495

1Does not include the acquisition of Kimberly Clark’s tissue business in Brazil, in the amount of R$1,073 million, as explained in Note 15 of the 2Q23 financial statements.

CERRADO PROJECT

The Cerrado Project is progressing according to schedule on its physical and financial curves, closing the third quarter of 2023 with the “inside the fence” execution (which corresponds to industrial and infrastructure investments) reaching physical progress of 78% and financial progress of 68% (R$9,991 million). The Company expects the new pulp mill located in Ribas do Rio Pardo, Mato Grosso do Sul, with annual capacity of 2,550 thousand tons, to go operational by June 2024.

OPERATING CASH GENERATION

Operating Cash Flow (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Adjusted EBITDA[1]	3,695	3,919	-6%	8,596	-57%	21,944
Maintenance Capex[2]	(1,799)	(1,716)	5%	(1,441)	25%	(6,693)
Operating Cash Flow	1,896	2,203	-14%	7,155	-74%	15,251
Operating Cash Flow (R$/ton)	673	785	-14%	2,288	-71%	1,331

1Excludes non-recurring items.

2Cash basis.

Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$1,896 million in 3Q23. The decrease of 14% and 71%, respectively, in operating cash generation per ton in relation to 2Q23 and 3Q22, is due to lower adjusted EBITDA per ton and higher sustaining capex per ton.

FREE CASH FLOW

Free Cash Flow (R$ million)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	LTM 3Q23
Adjusted EBITDA	3,695	3,919	-6%	8,596	-57%	29,333
(-) Total Capex[1]	(4,492)	(7,503)	-40%	(5,527)	-19%	(19,927)
(-) Leases contracts – IFRS 16	(293)	(284)	3%	(244)	20%	(1,170)
(+/-) Δ Working capital[2]	340	2,789	-88%	(1,315)	-	1,109
(-) Net interest[3]	(1,460)	(532)	-	(1,381)	6%	(3,825)
(-) Income taxes	(166)	(47)	-	(122)	36%	(346)
(-) Dividend payment/Share Buyback Program	(160)	(636)	-75%	(1,402)	-89%	(3,233)
(+/-) Derivative cash adjustment	720	1,299	-45%	(160)	-	2,641
Free cash flow	(1,815)	(996)	82%	(1,556)	17%	4,583
(+) Capex ex-maintenance	2,839	5,642	-50%	2,885	-2%	12,699
(+) Dividend payment/Share Buyback Program	160	636	-75%	1,402	-89%	3,233
Free cash flow – Adjusted[4]	1,183	5,283	-78%	2,732	-57%	20,514

1Accrual basis, except for the Parkia deal (payment of R$1.6 billion in 2Q23) and the investment related to the Cerrado Project in 2Q23 and 3Q23, as per note 15 (Property, Plant and Equipment) to the Financial Statements. Also considering the acquisition of Kimberly Clark Brazil's tissue business in 2Q23 in the amount of R$ 1,073 million (operation is a business combination and not acquisition of assets).

2Considers costs of capitalized loans paid in the amount of R$305 million in 3Q23.

3Considers interest paid on debt and interest received on financial investments.

4Free cash flow prior to dividend payments and capex ex-maintenance (accrual basis).

Adjusted Free Cash Flow in 3Q23 was R$1,183 million, compared to R$5,283 million in 2Q23 and R$2,732 million in 3Q22. The decrease of 78% from the previous quarter is mainly due to: i) working capital variation, due to lower reduction in pulp prices in relation to the delta observed in 2Q23 (2T23 vs. 1T23: -US$ 150/t | 3T23 vs. 2T23: -US$ 27/t); ii) higher concentration of interest payment in the period; iii) decrease in positive adjustment of derivatives; and iv) lower adjusted EBITDA. These effects were partially offset mainly by lower sustaining capex on accrual basis.

Compared to 3Q22, the metric decreased 57% mainly due to lower adjusted EBITDA, partially offset by: i) release of working capital, mainly explained by the reduction in accounts receivable (compared to the high consumption in this line in 3Q22, which registered an increase in pulp prices, sales volume and average exchange rate); ii) lower sustaining capex (accrual basis); and iii) positive adjustment of derivatives.

EVOLUTION OF NET DEBT

Following were the changes in net debt in 3Q23:

1 Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement. Considers the business combination with Kimberly Clark’s tissue business in Brazil.

2Net of exchange variations on cash and financial investments.

3Considers amounts (cash basis) related to derivative adjustments, lease agreements and other items.

ESG

In 3Q23, the process to approve Capex projects for Modernization started including the Internal Carbon Price, known as an instrument that quantifies the potential of a project to reduce greenhouse gas emissions and support Suzano’s decarbonization curve. In practice, the Internal Carbon Price is now incorporated into the Net Present Value (NPV) of projects, with a feasibility scenario. This mechanism will support the Company’s decision-making on investment projects.

TOTAL OPERATIONAL EXPENDITURE - PULP

As disclosed in the Material Fact notice of February 28, 2023, total operational expenditure forecast for 2027 is approximately R$1,750 per ton and the indicator has been evolving according to plan, considering the exchange rate and monetary premises used. Said estimate refers to the currency in real terms of 2023.

CAPITAL MARKETS

On September 30, 2023, Suzano’s stock was quoted at R$54.28/share (SUZB3) and US$10.75/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.

Source: Bloomberg.

Source: Bloomberg.

On September 30, 2023, the Company's capital stock was represented by 1,324,117,615 common shares, of which 34,765,600 were held in Treasury. Suzano’s market capitalization on the same date (ex-treasury shares) stood at R$70.0 billion. Free float in 3Q23 corresponded to 50% of total capital.

FIXED INCOME

	Unit	Sep/23	Jun/23	Sep/22	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 – Price	USD/k	97.61	97.08	95.72	1%	2%
Fibria 2025 – Yield	%	5.96	6.03	6.04	-1%	-1%
Suzano 2026 – Price	USD/k	99.05	100.12	97.18	-1%	2%
Suzano 2026 – Yield	%	6.12	5.71	6.60	7%	-7%
Fibria 2027 – Price	USD/k	98.27	100.20	95.88	-2%	2%
Fibria 2027 – Yield	%	6.08	5.44	6.62	12%	-8%
Suzano 2028 – Price	USD/k	83.33	85.19	77.75	-2%	7%
Suzano 2028 – Yield	%	6.49	5.85	7.16	11%	-9%
Suzano 2029 – Price	USD/k	97.66	99.22	93.06	-2%	5%
Suzano 2029 – Yield	%	6.53	6.17	7.40	6%	-12%
Suzano 2030 – Price	USD/k	91.14	93.35	86.29	-2%	6%
Suzano 2030 – Yield	%	6.75	6.26	7.47	8%	-10%
Suzano 2031 – Price	USD/k	82.41	85.16	77.99	-3%	6%
Suzano 2031 – Yield	%	6.86	6.25	7.34	10%	-7%
Suzano 2032 – Price	USD/k	76.57	79.98	71.54	-4%	7%
Suzano 2032 – Yield	%	6.88	6.18	7.42	11%	-7%
Suzano 2047 – Price	USD/k	95.89	101.04	90.06	-5%	6%
Suzano 2047 – Yield	%	7.37	6.91	7.93	7%	-7%
Treasury 10 years	%	4.57	3.84	3.83	19%	19%

Note: Senior Notes issued with face value of 100 USD/k.

RATINGS

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	br.AAA	BBB-	Stable
Moody’s	Aaa.br	Baa3	Stable

UPCOMING EVENTS

Suzano Investor Day 2023

Date: October 27, 2023 (Friday)

Portuguese (simultaneous translation)	English
9 a.m. (BRT) 8 a.m. (EST) – Presentation and Q&A	8 a.m. (EST) 9 a.m. (BRT) – Presentation and Q&A
10:30 a.m. (BRT) 9:30 a.m. (EST) – Closure	9:30 a.m. (EST) 10:30 a.m. (BRT) – Closure

The highlights of the quarter will be presented during the Suzano Investor Day 2023 event, which will be held in English with simultaneous translationin Portuguese. Event’s agenda will consist in a presentention by Management, followed by Q&A session. The access links are available on the Company’s Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Roberto Costa

Mariana Dutra

Mariana Spinola

Luísa Puccini

Arthur Trovo

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ri

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Q-o-Q	9M23	9M22	Δ Y-o-Y
Exports	6,731,445	7,089,050	-5%	11,930,133	-44%	22,946,059	29,355,987	-22%
Pulp	6,164,170	6,518,076	-5%	11,222,662	-45%	21,217,024	27,472,118	-23%
Paper	567,275	570,974	-1%	707,471	-20%	1,729,035	1,883,869	-8%
Domestic Market	2,216,568	2,070,584	7%	2,268,616	-2%	6,437,971	6,105,252	5%
Pulp	440,860	583,192	-24%	690,326	-36%	1,690,353	1,937,291	-13%
Paper	1,775,708	1,487,392	19%	1,578,290	13%	4,747,618	4,167,961	14%
Total Net Revenue	8,948,013	9,159,634	-2%	14,198,749	-37%	29,384,030	35,461,239	-17%
Pulp	6,605,030	7,101,268	-7%	11,912,988	-45%	22,907,377	29,409,409	-22%
Paper	2,342,983	2,058,366	14%	2,285,761	3%	6,476,653	6,051,830	7%

Sales volume (‘000)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Q-o-Q	9M23	9M22	Δ Y-o-Y
Exports	2,404,086	2,426,241	-1%	2,693,404	-11%	7,183,949	7,547,269	-5%
Pulp	2,308,084	2,341,852	-1%	2,605,408	-11%	6,933,668	7,272,663	-5%
Paper	96,002	84,389	14%	87,996	9%	250,281	274,606	-9%
Paperboard	5,529	5,185	7%	8,339	-34%	15,959	25,594	-38%
Printing & Writing	90,422	79,178	14%	79,246	14%	234,200	247,549	-5%
Other paper[1]	51	26	96%	411	-88%	122	1,463	-92%
Domestic Market	412,575	381,118	8%	434,256	-5%	1,175,247	1,261,116	-7%
Pulp	177,878	171,538	4%	191,210	-7%	520,712	567,961	-8%
Paper	234,697	209,580	12%	243,046	-3%	654,535	693,155	-6%
Paperboard	37,029	33,006	12%	41,303	-10%	107,704	120,550	-11%
Printing & Writing	136,054	143,193	-5%	165,825	-18%	418,747	468,900	-11%
Other paper[1]	61,614	33,381	85%	35,918	72%	128,084	103,705	24%
Total Sales Volume	2,816,661	2,807,359	0%	3,127,660	-10%	8,359,196	8,808,385	-5%
Pulp	2,485,962	2,513,390	-1%	2,796,618	-11%	7,454,380	7,840,624	-5%
Paper	330,699	293,969	12%	331,042	0%	904,816	967,761	-7%
Paperboard	42,558	38,191	11%	49,642	-14%	123,663	146,144	-15%
Printing & Writing	226,476	222,371	2%	245,071	-8%	652,947	716,449	-9%
Other paper[1]	61,665	33,407	85%	36,329	70%	128,206	105,168	22%

1Paper of other manufacturers sold by Suzano and tissue paper.

Average net price (R$/ton)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Q-o-Q	9M23	9M22	Δ Y-o-Y
Exports	2,800	2,922	-4%	4,429	-37%	3,194	3,890	-18%
Pulp	2,671	2,783	-4%	4,307	-38%	3,060	3,777	-19%
Paper	5,909	6,766	-13%	8,040	-27%	6,908	6,860	1%
Domestic Market	5,373	5,433	-1%	5,224	3%	5,478	4,841	13%
Pulp	2,478	3,400	-27%	3,610	-31%	3,246	3,411	-5%
Paper	7,566	7,097	7%	6,494	17%	7,253	6,013	21%
Total	3,177	3,263	-3%	4,540	-30%	3,515	4,026	-13%
Pulp	2,657	2,825	-6%	4,260	-38%	3,073	3,751	-18%
Paper	7,085	7,002	1%	6,905	3%	7,158	6,253	14%

Average net price (US$/ton)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Q-o-Q	9M23	9M22	Δ Y-o-Y
Exports	574	590	-3%	844	-32%	638	766	-17%
Pulp	547	562	-3%	821	-33%	611	744	-18%
Paper	1,211	1,367	-11%	1,533	-21%	1,379	1,351	2%
Domestic Market	1,101	1,098	0%	996	11%	1,094	953	15%
Pulp	508	687	-26%	688	-26%	648	672	-4%
Paper	1,550	1,434	8%	1,238	25%	1,448	1,184	22%
Total	651	659	-1%	865	-25%	702	793	-11%
Pulp	544	571	-5%	812	-33%	614	739	-17%
Paper	1,452	1,415	3%	1,316	10%	1,429	1,231	16%

FX Rate R$/US$	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Q-o-Q	9M23	9M22	Δ Y-o-Y
Closing	5.01	4.82	4%	5.41	-7%	5.01	5.24	-4%
Average	4.88	4.95	-1%	5.25	-7%	5.01	5.08	-1%

APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y	9M23	9M22	Δ Y-o-Y
Net Revenue	8,948,013	9,159,634	-2%	14,198,749	-37%	29,384,030	35,461,239	-17%
Cost of Goods Sold	(6,104,256)	(6,228,181)	-2%	(6,472,670)	-6%	(18,301,111)	(18,028,435)	2%
Gross Debt	2,843,757	2,931,453	-3%	7,726,079	-63%	11,082,919	17,432,804	-36%
Gross Margin	32%	32%	0 p.p.	54%	-23 p.p.	38%	49%	-11 p.p.

Operating Expense/Income	(1,160,262)	137,224	-	(778,701)	49%	(2,024,459)	(2,508,908)	-19%
Selling Expenses	(653,574)	(626,809)	4%	(625,114)	5%	(1,884,736)	(1,822,822)	3%
General and Administrative Expenses	(490,893)	(427,208)	15%	(392,663)	25%	(1,308,336)	(1,093,895)	20%
Other Operating Income (Expenses)	(9,546)	1,205,293	-	(18,562)	-49%	1,174,443	140,864	-
Equity Equivalence	(6,249)	(14,052)	-56%	257,638	-102%	(5,830)	266,945	-
EBIT	1,683,495	3,068,677	-45%	6,947,378	-76%	9,058,460	14,923,896	-39%

Depreciation, Amortization & Depletion	1,939,646	1,845,804	5%	1,902,668	2%	5,533,164	5,497,631	1%

EBITDA	3,623,141	4,914,481	-26%	8,850,046	-59%	14,591,624	20,421,527	-29%
EBITDA Margin (%)	40%	54%	-13 p.p.	62%	-22 p.p.	50%	58%	-8 p.p.

Adjusted EBITDA[1]	3,694,966	3,918,981	-6%	8,595,987	-57%	13,768,462	20,019,804	-31%
Adjusted EBITDA Margin[1]	41%	43%	-1 p.p.	61%	-19 p.p.	47%	56%	-10 p.p.

Net Financial Result	(3,494,316)	4,535,679	-	(1,527,776)	-	3,511,470	4,432,843	-21%
Financial Expenses	425,746	404,137	5%	269,505	58%	1,215,644	622,072	95%
Financial Revenues	(1,175,608)	(1,149,041)	2%	(1,216,422)	-3%	(3,483,674)	(3,399,945)	2%
Exchange Rate Variation	(864,399)	2,903,766	-	889,628	-	4,034,620	5,510,514	-27%
Net Proceeds Generated by Derivatives	(1,880,055)	2,376,817	-	(1,470,487)	28%	1,744,880	1,700,202	3%
Earnings Before Taxes	(1,810,821)	7,604,356	-	5,419,602	-	12,569,930	19,356,739	-35%

Income and Social Contribution Taxes	1,082,064	(2,526,733)	-143%	28,496	-	(2,978,271)	(3,420,742)	-13%

Net Income (Loss)	(728,757)	5,077,623	-114%	5,448,098	-113%	9,591,659	15,935,997	-40%
Net Margin	-8%	55%	-64 p.p.	38%	-47 p.p.	33%	45%	-12 p.p.

1Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	3Q23	2Q23	Δ Q-o-Q	3Q22	Δ Y-o-Y
COGS	(142,885)	(138,235)	3%	(140,861)	1%
Selling Expenses	(206,831)	(207,626)	0%	(207,740)	0%
General and administrative expenses	(2,456)	(2,457)	0%	(2,625)	-6%
Other operational revenues (expenses)	(3,106)	34,235	-	(16,837)	-82%
Financial results	-	-	0%	(4,722)	-100%

APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	09/30/2023	06/30/2023	09/30/2022
Current Assets
Cash and cash equivalents	5,526,463	11,860,415	6,958,161
Financial investments	14,947,272	7,913,730	10,907,907
Trade accounts receivable	6,650,210	6,488,192	8,664,852
Inventories	6,478,233	6,422,496	5,942,174
Recoverable taxes	933,616	747,847	502,163
Derivative financial instruments	2,849,012	3,747,881	2,308,110
Advance to suppliers	111,547	103,181	58,771
Dividend’s receivable	-	-	-
Other assets	730,267	778,557	876,603
Total Current Assets	38,226,620	38,062,299	36,218,741

Non-Current Assets
Financial investments	453,301	441,140	405,956
Recoverable taxes	1,393,137	1,357,354	1,401,316
Deferred taxes	1,294,389	147,638	5,637,742
Derivative financial instruments	1,537,438	1,731,906	1,680,712
Advance to suppliers	2,113,874	1,981,199	1,487,207
Judicial deposits	354,142	342,017	364,093
Other assets	354,913	289,433	279,075

Biological assets	17,383,360	16,914,120	13,066,433
Investments	643,452	640,269	558,111
Property, plant and equipment	57,718,542	56,028,308	47,012,355
Right of use on lease agreements	5,267,493	5,230,789	5,105,422
Intangible	14,877,234	15,112,147	15,397,201
Total Non-Current Assets	103,391,275	100,216,320	92,395,623
Total Assets	141,617,895	138,278,619	128,614,364

Liabilities and Equity (R$ ’000)	09/30/2023	06/30/2023	09/30/2022
Current Liabilities
Trade accounts payable	5,905,156	6,347,954	5,272,119
Loans, financing and debentures	4,619,083	5,532,543	2,850,556
Accounts payable for lease operations	755,867	710,906	654,133
Derivative financial instruments	600,355	483,512	750,396
Taxes payable	399,623	425,156	420,897
Payroll and charges	767,434	629,911	647,541
Liabilities for assets acquisitions and subsidiaries	93,167	101,207	1,919,150
Dividends payable	2,682	2,678	1,923
Advance from customers	132,668	74,538	112,915
Other liabilities	294,974	541,190	273,990
Total Current Liabilities	13,571,009	14,849,595	12,903,620

Non-Current Liabilities
Loans, financing and debentures	73,931,955	68,999,788	73,209,230
Accounts payable for lease operations	5,633,226	5,485,078	5,595,755
Derivative financial instruments	2,109,636	1,735,204	4,206,646
Liabilities for assets acquisitions and subsidiaries	96,038	179,657	210,510
Provision for judicial liabilities	3,198,343	3,175,080	3,317,720
Actuarial liabilities	704,258	701,933	676,699
Deferred taxes	24,312	11,377	1,118
Share-based compensation plans	251,089	183,589	149,700
Provision for loss on investments in subsidiaries	1,134	-	-
Advance from customers	91,423	136,161	136,161
Other liabilities	127,719	121,144	149,004
Total Non-Current Liabilities	86,169,133	80,729,011	87,652,543
Total Liabilities	99,740,142	95,578,606	100,556,163

Shareholders’ Equity
Share capital	9,235,546	9,235,546	9,235,546
Capital reserves	24,664	22,584	17,091
Treasury shares	(1,484,014)	(1,381,600)	(2,120,324)
Retained earnings reserves	22,690,645	22,690,645	3,040,935
Other reserves	1,637,970	1,650,150	1,766,711
Retained earnings	9,657,484	10,370,124	16,011,694
Controlling shareholders’	41,762,295	42,587,449	27,951,653
Non-controlling interest	115,458	112,564	106,548
Total Equity	41,877,753	42,700,013	28,058,201
Total Liabilities and Equity	141,617,895	138,278,619	128,614,364

APPENDIX 4 – Consolidated Statement of Cash Flow

Fluxo de Caixa (R$ mil)	3Q23	3Q22	9M23	9M22
OPERATING ACTIVITIES
Net income (loss) for the period	(728,757)	5,448,098	9,591,659	15,935,997
Depreciation, depletion and amortization	1,842,886	1,846,329	5,294,748	5,352,198
Depreciation of right of use	96,762	61,050	238,416	170,910
Sublease of ships	-	-	-	(11,314)
Interest expense on lease liabilities	110,562	110,769	333,799	321,366
Result from sale and disposal of property, plant and equipment and biological assets, net	62,813	(18,586)	174,008	(26,627)
Income (expense) from associates and joint ventures	6,249	(257,638)	5,830	(266,945)
Exchange rate and monetary variations, net	1,880,055	1,470,487	(1,744,880)	(1,700,202)
Interest expenses on financing, loans and debentures, net	1,227,912	1,050,589	3,537,499	2,902,537
Capitalized loan costs	(305,113)	(97,472)	(816,763)	(206,444)
Accrual of interest on marketable securities	(312,044)	(208,798)	(841,931)	(487,890)
Amortization of transaction costs	17,574	16,569	49,995	53,407
Derivative gains, net	864,399	(889,628)	(4,034,620)	(5,510,514)
Fair value adjustment of biological assets	-	-	(1,256,315)	(171,618)
Deferred income tax and social contribution	(1,133,864)	(232,533)	2,715,468	3,094,068
Interest on actuarial liabilities	17,374	14,827	51,989	44,443
Provision for judicial liabilities, net	18,857	38,716	81,011	101,717
Tax litigation reduction program	-	-	14,031	-
Provision for doubtful accounts, net	12,827	543	23,114	2,631
Provision for inventory losses, net	15,158	23,664	14,304	14,145
Provision for loss of ICMS credits, net	59,217	27,331	262,178	62,007
Tax credits	-	1,324	-	1,324
Other	18,834	367	29,328	7,868
Decrease (increase) in assets	(272,899)	(3,032,293)	1,828,091	(3,411,267)
Trade accounts receivable	13,794	(2,538,887)	2,587,427	(2,074,641)
Inventories	8,908	(348,540)	(363,387)	(1,092,801)
Recoverable taxes	(283,513)	(173,900)	(619,320)	(342,011)
Other assets	(12,088)	29,034	223,371	98,186
Increase (decrease) in liabilities	307,826	1,619,885	62,429	2,460,772
Trade accounts payable	169,506	1,352,846	64,470	2,350,136
Taxes payable	144,087	195,553	226,151	286,491
Payroll and charges	137,523	123,808	73,625	56,758
Other liabilities	(143,290)	(52,322)	(301,817)	(232,613)
Cash provided by operating activities	3,806,628	6,993,600	15,613,388	18,732,569
Payment of interest on financing, loans and debentures	(1,584,454)	(1,499,635)	(3,936,938)	(3,419,037)
Capitalized loan costs paid	305,113	97,472	816,763	206,444
Interest received on marketable securities	124,400	118,611	516,001	348,536
Payment of income taxes	(165,961)	(121,671)	(255,443)	(216,064)
Cash provided by operating activities	2,485,726	5,588,377	12,753,771	15,652,448

INVESTING ACTIVITIES
Additions to property, plant and equipment	(3,065,087)	(3,749,354)	(8,824,534)	(7,147,236)
Additions to intangible	(5,529)	(11,551)	(5,726)	(80,651)
Additions to biological assets	(1,433,061)	(1,386,878)	(4,332,093)	(3,522,875)
Proceeds from sales of property, plant and equipment	47,804	67,729	145,216	166,057
Capital increase in subsidiaries and affiliates	-	(5,281)	(35,075)	(32,144)
Marketable securities, net	(6,608,092)	1,595,328	(7,291,597)	(3,096,515)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(143,834)	(57,146)	(553,858)	(231,636)
Dividends received	-	-	4,869	6,604
Asset acquisition	-	1,699,869	(1,615,140)	-
Acquisition of subsidiaries	11,939	(2,090,062)	(1,060,718)	(2,090,062)
Net cash from acquisition of subsidiaries	-	10,590	5,002	10,590
Cash used in investing activities	(11,195,860)	(3,926,756)	(23,563,654)	(16,017,868)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	4,694,924	76,391	9,971,740	341,481
Receipt of derivative transactions	720,214	(159,966)	2,385,114	26,346
Payment of loans, financing and debentures	(2,718,458)	(820,360)	(3,483,991)	(1,673,985)
Payment of leases	(292,841)	(244,247)	(869,973)	(743,619)
Payment of dividends	3	(17)	(2,412)	(1,801,579)
Liabilities for assets acquisitions and subsidiaries	(99,995)	(107,411)	(116,924)	(107,520)
Shares repurchased	(159,862)	(1,402,359)	(880,914)	(1,904,424)
Cash provided (used) by financing activities	2,143,985	(2,657,969)	7,002,640	(5,863,300)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	232,197	242,428	(172,245)	(403,895)

Increase (decrease) in cash and cash equivalents, net	(6,333,952)	(753,920)	(3,979,488)	(6,632,615)
At the beginning of the period	11,860,415	7,712,081	9,505,951	13,590,776
At the end of the period	5,526,463	6,958,161	5,526,463	6,958,161
Increase (decrease) in cash and cash equivalents, net	(6,333,952)	(753,920)	(3,979,488)	(6,632,615)

APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	3Q23	3Q22	9M23	9M22
Net income	(728,757)	5,448,098	9,591,659	15,935,997
Net Financial Result	3,494,316	1,527,776	(3,511,470)	(4,432,843)
Income and Social Contribution Taxes	(1,082,064)	(28,496)	2,978,271	3,420,742
EBIT	1,683,495	6,947,378	9,058,460	14,923,896
Depreciation, Amortization and Depletion	1,939,646	1,902,668	5,533,164	5,497,631
EBITDA[1]	3,623,141	8,850,046	14,591,624	20,421,527
EBITDA Margin	40%	62%	50%	58%

COVID-19 - Expenses related to social actions to combat the virus	-	-	-	178
Fair Value Update - Biological Asset	-	-	(1,256,315)	(171,618)
Effective loss of the development contract advance program	3,214	-	3,213	-
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base	-	-	-	1,324
Equity method	6,249	(257,638)	5,830	(266,945)
Extension of the PCHM grant	-	-	-	-
Provision of the Barge Contract with Norsul	(11,114)	-	49,737	-
Accruals for losses on ICMS credits	59,217	27,327	262,177	74,977
Tissue Operation Kimberley Clark Brazil	12,237	-	24,343	-
Income from disposal and write-off of property, plant and equipment and biological assets	2,022	(23,748)	87,853	(39,639)
Adjusted EBITDA	3,694,966	8,595,987	13,768,462	20,019,804
Adjusted EBITDA Margin	41%	61%	47%	56%

1The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 – Segmented Income Statement

	3Q23				3Q22
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	6,605,030	2,342,983	-	8,948,013	11,912,988	2,285,761	-	14,198,749
Cost of Goods Sold	(4,712,452)	(1,391,804)	-	(6,104,256)	(5,218,062)	(1,254,608)	-	(6,472,670)
Gross Profit	1,892,578	951,179	-	2,843,757	6,694,926	1,031,153	-	7,726,079
Gross Margin	29%	41%	-	32%	56%	45%	-	54%

Operating Expense/Income	(809,177)	(351,085)	-	(1,160,262)	(562,469)	(216,232)	-	(778,701)
Selling Expenses	(452,208)	(201,366)	-	(653,574)	(470,973)	(154,141)	-	(625,114)
General and Administrative Expenses	(334,279)	(156,614)	-	(490,893)	(280,608)	(112,055)	-	(392,663)
Other Operating Income (Expenses)	(12,367)	2,821	-	(9,546)	(27,404)	8,842	-	(18,562)
Equity Equivalence	(10,323)	4,074	-	(6,249)	216,516	41,122	-	257,638
EBIT	1,083,401	600,094	-	1,683,495	6,132,457	814,921	-	6,947,378

Depreciation, Amortization & Depletion	1,757,205	182,441	-	1,939,646	1,735,663	167,005	-	1,902,668

EBITDA	2,840,606	782,535	-	3,623,141	7,868,120	981,926	-	8,850,046
EBITDA Margin	43%	33%	-	40%	66%	43%	-	62%

Adjusted EBITDA[1]	2,912,382	782,584	-	3,694,966	7,665,035	930,952	-	8,595,987
Adjusted EBITDA Margin¹	44%	33%	-	41%	64%	41%	-	61%

Net Financial Result	-	-	(3,494,316)	(3,494,316)	-	-	(1,527,776)	(1,527,776)

Earnings Before Taxes	1,083,401	600,094	(3,494,316)	(1,810,821)	6,132,455	814,923	(1,527,776)	5,419,602

Income and Social Contribution Taxes	-	-	1,082,064	1,082,064	-	-	28,496	28,496

Net Income (Loss)	1,083,401	600,094	(2,412,252)	(728,757)	6,132,455	814,923	(1,499,280)	5,448,098
Net Margin	16%	26%	-	-8%	51%	36%	-	38%

1Excluding non-recurring items and PPA effects.

	9M23				9M22
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	22,907,377	6,476,653	-	29,384,030	29,409,409	6,051,830	-	35,461,239
Cost of Goods Sold	(14,538,852)	(3,762,259)	-	(18,301,111)	(14,460,942)	(3,567,493)	-	(18,028,435)
Gross Profit	8,368,525	2,714,394	-	11,082,919	14,948,467	2,484,337	-	17,432,804
Gross Margin	37%	42%	-	38%	51%	41%	-	49%

Operating Expense/Income	(1,408,673)	(615,786)	-	(2,024,459)	(1,904,736)	(604,172)	-	(2,508,908)
Selling Expenses	(1,389,718)	(495,018)	-	(1,884,736)	(1,375,048)	(447,774)	-	(1,822,822)
General and Administrative Expenses	(912,107)	(396,229)	-	(1,308,336)	(779,590)	(314,305)	-	(1,093,895)
Other Operating Income (Expenses)	914,341	260,102	-	1,174,443	32,844	108,020	-	140,864
Equity Equivalence	(21,189)	15,359	-	(5,830)	217,058	49,887	-	266,945
EBIT	6,959,852	2,098,608	-	9,058,460	13,043,731	1,880,165	-	14,923,896

Depreciation, Amortization & Depletion	5,036,451	496,713	-	5,533,164	4,992,972	504,659	-	5,497,631

EBITDA	11,996,303	2,595,321	-	14,591,624	18,036,703	2,384,824	-	20,421,527
EBITDA Margin	52%	40%	-	50%	61%	39%	-	58%

Adjusted EBITDA[1]	11,438,362	2,330,100	-	13,768,462	17,849,083	2,170,721	-	20,019,804
Adjusted EBITDA Margin[1]	50%	36%	-	47%	61%	36%	-	56%

Net Financial Result	-	-	3,511,470	3,511,470	-	-	4,432,843	4,432,843

Earnings Before Taxes	6,959,852	2,098,608	3,511,470	12,569,930	13,043,731	1,880,165	4,432,843	19,356,739

Income and Social Contribution Taxes	-	-	(2,978,271)	(2,978,271)	-	-	(3,420,742)	(3,420,742)

Net Income (Loss)	6,959,852	2,098,608	533,199	9,591,659	13,043,731	1,880,165	1,012,101	15,935,997
Net Margin	30%	32%	-	33%	44%	31%	-	45%

1Excluding non-recurring items and PPA effects.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.